UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            BALLANTYNE OF OMAHA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
                         (Title of Class of Securities)

                                    058516105
                                 (CUSIP Number)

                                January 31, 2005
             (Date of Event Which Requires Filing of This Statement)



 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  058516105

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pequot Capital Management, Inc.
       06-1524885

2.     Check the Appropriate Box if a Member of a Group
       a.  [   ]
       b.  [   ]

3.     SEC Use Only

4.     Citizenship or Place of Organization
       Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5.     Sole Voting Power:            1,353,200

       6.     Shared Voting Power:                  0

       7.     Sole Dispositive Power:       1,353,200

       8.     Shared Dispositive Power:             0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       1,353,200

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)     [   ]

11.    Percent of Class Represented by Amount in Row (9):    10.45%

12.    Type of Reporting Person (See Instructions):     IA


Item 1.  (a)  Name of Issuer
              Ballantyne of Omaha, Inc.

         (b)  Address of Issuer's Principal Executive Offices
              4350 McKinley Street
              Omaha, NE 68112

Item 2.  (a)  Name of Person Filing
              Pequot Capital Management, Inc.

         (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

         (c)  Citizenship
              Pequot Capital Management, Inc. is a Connecticut corporation.

         (d)  Title of Class of Securities
              Common Stock, $.01 par value

         (e)  CUSIP Number
              058516105


Item 3.  This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
         Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         Ownership as of January 31, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of the Group.

         Not Applicable.


Item 10. Certification.

         By signing below, I certify that to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 9, 2005
                                          Date

                                      /s/ Aryeh Davis
                                      ---------------
                                        Signature

                                       Aryeh Davis
                              Principal and General Counsel
                              -----------------------------
                                Name/Title